Exhibit 99.2

UNITED STATES BANKRUPTCY COURT

NORTHERN DISTRICT OF GEORGIA

ATLANTA DIVISION

IN RE:	:	CHAPTER 11
:
CDC CORPORATION,	:	CASE NO. 11-79079
:
Debtor.	:	JUDGE BONAPFEL

NOTICE OF HEARING

PLEASE TAKE NOTICE that CDC Corporation, Debtor and Debtor-in-Possession (“Debtor”) in the above captioned case, has filed Debtor’s Motion for Approval of Reserves Required for Initial Distribution to Equity Holders under Confirmed Joint Plan of Reorganization and for Approval of Final Form of Liquidation Trust Agreement (the “Motion”). In the Motion, the Debtor seeks (1) entry of an order approving the reserves described in the Motion and set forth on Exhibit “A” to the Motion; (2) a finding of the Court that, after the establishment of the reserves as proposed in the Motion, the Debtor has complied with all requirements under the Plan1 or the Confirmation Order to establish reserves prior to the Effective Date, that such reserves are sufficient for the Effective Date under the Plan to occur, and that such reserves are sufficient for the Liquidation Trustee to proceed with the initial distribution to holders of Beneficial Interests in accordance with the Plan; and (3) approval of the final form of the Liquidation Trust Agreement and the distribution schedule to be subsequently filed as supplements to the Motion.

PLEASE TAKE FURTHER NOTICE that the Court will hold a hearing on Motion in Courtroom 1401, United States Courthouse, 75 Spring Street, S.W., Atlanta, Georgia, at 10:00 a.m. on December 18, 2012.

Your rights may be affected by the court’s ruling on these pleadings. You should read these pleadings carefully and discuss them with your attorney, if you have one in this bankruptcy case. (If you do not have an attorney, you may wish to consult one.) If you do not want the court to grant the relief sought in these pleadings or if you want the court to consider your views, then you and/or your attorney must attend the hearing. You may also file a written response to the pleading with the Clerk at the address stated below, but you are not required to do so. If you file a written response, you must attach a certificate stating when, how and on whom (including addresses) you served the response. Mail or deliver your response so that it is

[1]	Capitalized terms not defined herein shall have the meanings ascribed to them in the Motion.

received by the Clerk at least two business days before the hearing. The address of the Clerk’s Office is: Clerk, U. S. Bankruptcy Court, Suite 1340, 75 Spring Street, Atlanta, Georgia 30303. You must also mail a copy of your response to the undersigned at the address stated below.

This 3rd day of December, 2012.

LAMBERTH, CIFELLI, STOKES, ELLIS & NASON, P.A.
Attorneys for Debtor

3343 Peachtree Road NE, Suite 550 Atlanta, GA 30326 (404) 262-7373 (404) 262-9911 (facsimile)	By:	/s/ Gregory D. Ellis
Gregory D. Ellis
Georgia Bar No. 245310
gellis@lcsenlaw.com

CERTIFICATE OF SERVICE

This is to certify that I have this day served a true and correct copy of the foregoing Notice upon all those parties listed below by electronic mail as shown:

David S. Weidenbaum	Gus H. Small
James H. Morawetz	Anna Mari Humnicky
Office of the United States Trustee	Cohen Pollock Merlin & Small, P.C.
362 Richard B. Russell Building	3350 Riverwood Parkway, Suite 1600
75 Spring Street, S.W.	Atlanta, GA 30339
Atlanta, GA 30303	gsmall@cpmas.com
david.s.weidenbaum@usdoj.gov	ahumnicky@cpmas.com
jim.h.morawetz@usdoj.gov
Alan Kolod
C. Edward Dobbs	Alan E. Gamza
James S. Rankin	Abraham Y. Skoff
Joshua J. Lewis	Moses & Singer, LLP
Parker, Hudson, Rainer & Dobbs, LLP	The Chrysler Building
1500 Marquis Two Tower	405 Lexington Avenue
285 Peachtree Center Avenue, N.E.	New York, NY 10174
Atlanta, GA 30303	akolod@mosessinger.com
jrankin@phrd.com	agamza@mosessinger.com
edobbs@phrd.com	askoff@mosessinger.com
jlewis@phrd.com
J. Robert Williamson
Timothy T. Brock	John T. Sanders, IV
Aaron M. Zeisler	Scroggins & Williamson, P.C.
Abigail Snow	1500 Candler Building
Satterlee Stephens Burke & Burke, LLP	127 Peachtree Street, N.E.
230 Park Avenue, 11th Floor	Atlanta, GA 30303
New York, NY 10169	rwilliamson@swlawfirm.com
tbrock@ssbb.com	jsanders@swlawfirm.com
azeisler@ssbb.com
asnow@ssbb.com	Jeffrey W. Kelley
J. David Dantzler, Jr.
Stephen S. Roach
Thomas J. Fleming	Troutman Sanders, LLP
Olshan Grundman Frome Rosenzweig & Wolosky, LLP	600 Peachtree Street, N.E., Suite 5200
Park Avenue Tower	Atlanta, GA 30308-2216
65 East 55th Street	jeffrey.kelley@troutmansanders.com
New York, NY 10022	david.dantzler@troutmansanders.com
tfleming@olshanlaw.com	stephen.roach@troutmansanders.com

David W. Cranshaw
Morris, Manning & Martin, LLP	Arthur J. Steinberg
3343 Peachtree Road, N.E., Suite 1600	King & Spalding, LLP
Atlanta, GA 30326	1185 Avenue of the Americas
dwc@mmmlaw.com	New York, NY 10036
asteinberg@kslaw.com
Nicole L. Greenblatt
Alexandra P. Kolod	Daniel P. Goldberg
Kirkland & Ellis, LLP	Holwell Shuster & Goldberg, LLP
601 Lexington Avenue	335 Madison Avenue, 9th Floor
New York, NY 10022	New York, NY 10017
ngreenblatt@kirkland.com	dgoldberg@hsgllp.com
alexandra.kolod@kirkland.com
Susan R. Sherrill-Beard
Stuart Casillas	Senior Trial Counsel/Bankruptcy
Kirkland & Ellis, LLP	U.S. Securities and Exchange Commission
555 California Street	Atlanta Regional Office
San Francisco, CA 94104	3475 Lenox Road, N.E., Suite 1000
stuart.casillas@kirkland.com	Atlanta, GA 30326-1232
Sherrill-BeardS@sec.gov
Joseph D. Stutz, General Counsel
CDC Corporation	Jesse H. Austin, III
2002 Summit Boulevard, Suite 700	Paul, Hastings, Janofsky & Walker LLP
Atlanta, GA 30319	600 Peachtree Street, N.E., Suite 2400
jstutz@cdcgs.com	Atlanta, GA 30308
jessaustin@paulhastings.com
Marcus A. Watson, Chief Restructuring Officer
CDC Corporation	Scott B. Riddle
c/o Finley, Colmer and Company	Suite 1530 Tower Place
5565 Glenridge Connector, Suite 300	3340 Peachtree Road, N.E.
Atlanta, GA 30342	Atlanta, GA 30326
marc@finleycolmer.net	sbriddle@mindspring.com

Raj Gulati	Henry F. Sewell, Jr.
Broad Crossing, Inc.	David E. Gordon
6 Cornish Court	McKenna Long & Aldridge LLP
Dix Hills, NY 11746	303 Peachtree Street, Suite 5300
rgulati@broadcrossing.com	Atlanta, GA 30308
hsewell@mckennalong.com
Rajan Vaz	dgordon@mckennalong.com
29 Rosenbrook Drive
Lincoln Park, NJ 07035
Rajan_vaz@yahoo.com

Eric Lopez Schnabel	Michael H. Goldstein
Robert W. Mallard	Stutman, Treister & Glatt
Jessica Mikhailevich	1901 Avenue of the Stars, 12th Floor
Dorsey & Whitney, LLP	Los Angeles, CA 90067
51 W. 52nd Street	mgoldstein@stutman.com
New York, NY 10019
schnabel.eric@dorsey.com	Lee B. Hart
mallard.robert@dorsey.com	Greenberg Traurig, LLP
mikhailevich.jessica@dorsey.com	Terminus 200
3333 Piedmont Road, Suite 2500
Atlanta, GA 30305
hartle@gtlaw.com

This 3rd day of December, 2012.

/s/ Gregory D. Ellis
3343 Peachtree Road NE, Suite 550	Gregory D. Ellis
Atlanta, GA 30326	gellis@lcsenlaw.com
(404) 262-7373
(404) 262-9911 (facsimile)